May 14, 2009

Helene R. Banks, Esq.
Cahill Gordon & Reindel LLP
Eighty Pine Street
New York, New York 10005-1702

> **Re: Validus Holdings, Ltd.**
> **Preliminary Proxy Statement on Schedule 14A filed April 16, 2009**
> **Filed by Validus Holdings Ltd.**
> **File No. 001-33606**

Dear Ms. Banks:

We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise to indicate that the form of proxy is a "preliminary" copy. Refer to Rule 14a-6(e)(1).

2. In the Form S-4 filed by you on May 12, 2009, as amended on May 14, 2009, you state that the expiration time of the Exchange Offer will be June 26, 2009, unless extended. Please revise your proxy as necessary.

Cover Page

3. Throughout the filing you state that IPC would be able to sign the Validus

Amalgamation Agreement with the certainty of an "agreed" transaction. However, elsewhere in the filing you state that the form of the Validus Amalgamation Agreement, as attached, is subject to certain changes and updates. Although you state that these changes and updates will not be material, this indicates that there is not necessarily an "agreed" transaction at the present time. Please revise this language in all places in which it appears.

Questions and Answers about the Acquisition, page 9

4. On page 10 you state that if IPC's board of directors was to enter into the Validus Amalgamation Agreement following the termination of the Max Amalgamation Agreement, Validus believes the amalgamation could be completed in "mid-to-late July." Please disclose the assumptions upon which this estimate is based.

Risk Factors, page 42

5. Please quantify the amount of the Max termination fee in the second risk factor on page 43.

6. We note the following statement in the third risk factor on page 43: "Any such payments may have a material adverse effect on Validus' business, financial condition and operating results." Please provide more detail about how the potential payments made to dissenting IPC shareholders in respect of their appraisal rights could have a material adverse effect on the company's business, financial condition and operating results.

7. We note that your Form 10-K for the fiscal year ended December 31, 2008 includes various risk factors pertaining to Validus' correlated catastrophe exposure and level of intangible assets. Please tell us the extent to which you considered including these risk factors in this filing and your reasons for excluding the same.

Background of the Acquisition, page 47

8. Please include a footnote on page 48 under the heading "Superior Current Value" providing information regarding the value per IPC share and the "premium" to the closing price of IPC's common shares as of the latest practicable date, similar to the disclosure included in your Definitive Proxy Statement on Schedule 14A filed May 8, 2009.

9. Please include a footnote on page 48 under the heading "Less Balance Sheet Risk" providing information regarding Max's announced plans to reduce its investments in alternative assets to between 10% and 12% in 2009, similar to the disclosure included in your Definitive Proxy Statement on Schedule 14A filed May 8, 2009.

Reasons Why Validus' Board of Directors Recommends Approval of the Share Issuance, page 67

10. Please provide supplemental support for the following statements:

- that "pricing momentum is strongest" in short-tail lines of business, as stated on page 67.
- "the fact that Validus will experience accretion to its book value and tangible book value per share as a result of the transaction." (Page 68)
- "the fact that Validus would remain within its stated limitations of reinsurance aggregates by exposure zone." (Page 68)

11. You state on page 67 that one of the factors Validus' board of directors considered in determining whether or not to recommend a transaction with IPC was "the opportunity to reduce costs associated with running two separate public companies, including IPC's NASDAQ listing fees, transfer agent fees, legal and accounting fees related to SEC filings and shareholder mailings, printing and mailing expenses for periodic reports and proxy statements, annual meeting expenses and other investor relations related expenses." As Validus does not currently pay the fees and expenses associated with running IPC, please explain why these expenses were relevant.

12. Please explain how the first bullet point on page 69 relates to the proposed Validus/IPC transaction.

Litigation, page 69

13. We note your statement on page 70 that the application to expedite the Bermuda trial was scheduled to be heard by the Supreme Court of Bermuda on May 11. Please update this section to include the results of this hearing.

The Validus Special Meeting, page 94

Record Date and Shares Entitled to Vote, page 95

14. Please update the number of outstanding Validus shares entitled to vote at the Validus special meeting as of the latest practicable date.

Closing Information

Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have

further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

In connection with responding to our comment, please provide, in writing, a statement from each participant and filing person, as appropriate, acknowledging that:

- the participant or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to Laura Crotty at (202) 551-3563 or to me (202) 551-3619. You may also contact me via facsimile at (202) 772-9217. Please send all correspondence to us at the following ZIP code: 20549-6010.

Sincerely,

Dan Duchovny
Special Counsel
Office of Mergers and
Acquisitions